UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

    (Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIMES MIRROR SAVINGS PLUS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

TIMES MIRROR SAVINGS PLUS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4
Notes to Financial Statements	5-17
Supplemental Schedule: Schedule of Assets (Held at End of Year) as of December 31, 2006	18

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIMES MIRROR SAVINGS PLUS PLAN

Date: June 28, 2007	/s/ Chandler Bigelow Chandler Bigelow Vice President/Treasurer Secretary and Member of the Tribune Company Employee Benefits Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Times Mirror Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Times Mirror Savings Plus Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
June 27, 2007

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments, at fair value
Tribune Company Master Retirement Savings Trust	$205,745,339	$–
Stable Value Fund Master Trust	23,919,436	71,031,170
Mutual funds	–	371,833,316
Tribune Stock Fund Master Trust	–	62,884,344
Participant loans	1,878,026	10,226,599

Total investments, at fair value	231,542,801	515,975,429

Liabilities:
Excess contributions payable	–	649,934
Total liabilities	–	649,934

Net assets available for benefits, at fair value	231,542,801	515,325,495

Adjustment from fair value to contract value for interest in Stable Value Fund Master Trust relating to fully benefit-responsive investment contracts	829,758	655,108

Net assets available for benefits	$232,372,559	$515,980,603

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YearEnded
December 31, 2006
Additions:
Additions to net assets attributed to:
Contributions:
Participants	$6,338,042
Tribune Company	1,735,497
Total contributions	8,073,539

Investment income:
Interest on participant loans	226,094
Plan interest in net investment income of Tribune Company Master Retirement Savings Trust	25,163,462
Plan interest in net investment income of Stable Value Fund Master Trust	1,553,554
Total investment income	26,943,110

Total additions	35,016,649

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(40,021,471)
Administrative fees	(455,731)
Net transfer of assets	(278,147,491)

Total deductions	(318,624,693)

Net decrease in net assets available for benefits	(283,608,044)

Net assets available for benefits:
Beginning of year	515,980,603

End of year	$232,372,559

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Times Mirror Savings Plus Plan (the “Plan”) is provided for general information purposes.  Plan participants should refer to the Plan document for more complete information.

General

The Plan was established effective December 15, 1983 by The Times Mirror Company.  The Plan is a defined contribution plan that covers eligible salaried and hourly employees of Tribune Company.  Separate benefit accounts are maintained for each participant.

Effective April 1, 2006, pursuant to a plan amendment, certain employees at Newsday, Inc. (“Newsday”) became participants and transferred their participant account balances out of the Plan to the Tribune Company Defined Contribution Retirement Plan and the Tribune Company 401(k) Savings and Profit Sharing Plan (see Note 4).  Effective December 29, 2006, Newsday employees participating in the Plan became participants and transferred their participant account balances out of the Plan to the Tribune Company Defined Contribution Retirement Plan (see Note 4).

Employees of the Company and participating subsidiaries are generally eligible to participate on their date of hire, except for employees covered by collective bargaining agreements, which do not provide for their participation in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time.  In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company.  The Plan’s trustee (the “Trustee”) is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets.  Effective January 1, 2006, the Northern Trust Company became the Trustee.  Prior to January 1, 2006, Vanguard Fiduciary Trust Company (“Vanguard”) was the Plan’s Trustee.

Contributions

Participants may generally elect to make before-tax contributions of up to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Certain union employees are limited to contributions equal to 15% of their eligible compensation.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offers twenty investment alternatives, including eighteen publicly traded mutual funds, Tribune Company common stock and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”).

The Company makes a contribution to the Plan in an amount equal to 50% of the first 6% of participant before-tax contributions for that period.  During 2005, Company and employee contributions were automatically allocated to the Vanguard Prime Money Market Fund unless the eligible participant elected to have them allocated otherwise.  Beginning in January 1, 2006, Company and employee contributions were automatically allocated to the Vanguard Wellington Admiral Fund, unless the participant elected to have them allocated otherwise.  Such automatic allocation was subsequently changed on October 2, 2006 to the series of Vanguard Target Retirement Funds (selected based on the participant’s expected retirement age).  Certain participants may elect to contribute an additional 1% to 15% of basic compensation on an after-tax basis.  After-tax contributions are not matched by the Company.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds.  Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in Tribune Company common stock.  The Trustee’s purchases of Tribune Company common stock are made in the open market.  Participants may change how contributions are invested at any time, and these changes are effective the next pay period.  Participants may make interfund transfers on a daily basis.

Plan participants generally must be at least 21 years of age and become eligible participants for the Company contributions after one full year of service.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) Company contributions and (b) Plan earnings, and is charged with an allocation of  administrative expenses.  Allocations are based on participant elections or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own contributions.  Participants generally become fully vested in the Company contributions after three years of vesting service.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may, in most instances, elect to withdraw their vested account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their before-tax contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations.  Participants who make hardship withdrawals will cease to be eligible to make before-tax contributions for six months.

Distributions of account balances are generally made to participants in a lump-sum cash payment.  Participants whose account balances include investments in Tribune Company common stock may elect to receive distributions for those investments in the form of shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts. The minimum amount that can be borrowed is $500. The maximum amount is equal to the lesser of (a) $50,000 less the highest outstanding loan balance during the most recent 12 month period or (b) 50% of their vested account balance.  A participant may have a maximum of two loans outstanding at any time.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s outstanding loan balance.  Each loan shall be repaid within 5 years unless the loan is to be used to acquire a principal residence, in which case, the loan shall be repaid within 30 years.  The loans are secured by the balance in the participant’s account.  The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan.  Principal and interest are paid ratably through payroll deductions.  The interest rates on participant loans outstanding at December 31, 2006 ranged from 4.0% to 9.5%.

Plan termination

The company has the right under the Plan, subject to any applicable collective bargaining agreement, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would be 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated unvested account balances are used to reduce future employer contributions and totaled $78,445 and $213,926 for the years ended December 31, 2006 and 2005, respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from these estimates.

New accounting pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Stable Value Fund Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Stable Value Fund Master Trust as well as the adjustment of the investment in the Stable Value Fund Master Trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of adopting SFAS 157 on the Plan’s financial statements.

Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year.  The stock in the Tribune Stock Fund Master Trust was valued at the quoted market price on the last business day of the Plan year.  Effective January 1, 2006, investments held in the Tribune Stock Fund Master Trust were transferred to the Tribune Company Master Retirement Savings Trust.  The investments held by the Tribune Company Master Retirement Savings Trust, other than short-term investments, are valued at quoted market prices on the last business day of the Plan year.  Short-term investments are valued using the amortized cost method, which approximates fair value.  Under the amortized cost method, investments purchased at a discount or a premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.  Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.  The fair value of the Plan’s interest in the Stable Value Master Trust is based on the specific interest that each plan has in the underlying investments of the master trust.  The investments held by the Stable Value Master Trust are valued as follows:

The fair value of synthetic guaranteed investment contracts (“GICs”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Individual assets of the synthetic investment contract are valued at representative quoted market prices.  The fair value of the wrap contract for the synthetic GIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged; the difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid.  Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date, are shown as a liability on the Form 5500, filed with the Department of Labor (see Note 8).

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Tribune Company Stock Fund Master Trust; no units and 3,445,718 units, respectively (see Note 5)	$–	$62,884,344
Vanguard Institutional Index Fund; no shares and 327,100 shares, respectfully	–	37,292,643
Vanguard Prime Money Market Fund Institutional Shares; no shares and 109,662,830 shares, respectively	–	109,662,830
Vanguard Wellington Admiral Fund; no shares and 728,428 shares, respectively	–	38,191,488
Fidelity Diversified International Fund; no shares and 2,045,660 shares, respectively	–	66,565,764
Fidelity Stable Value Fund Master Trust; 24,749,194 units and 71,686,278 units, respectively (see Note 5)	24,749,194	71,686,278
Fidelity Growth & Income Portfolio; no shares and 2,587,389 shares, respectively	–	89,006,179
Tribune Company Master Retirement Savings Trust (see Note 5)	205,745,339	–

NOTE 4 – NET TRANSFER OF ASSETS / PLAN MERGER

Effective April 1, 2006, certain employees of the Company transferred their participant account balances out of the Plan to the Tribune Company Defined Contribution Retirement Plan and the Tribune Company 401(k) Savings and Profit Sharing Plan aggregating $274,439,915.

Effective December 29, 2006, Newsday employees participating in the Plan transferred their participant account balances out of the Plan to the Tribune Company Defined Contribution Retirement Plan aggregating $2,147,159.

There were certain other miscellaneous transfers among plans that are included in the net transfers of assets reported in the accompanying financial statements.

NOTE 5 – INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004.  A portion of the Plan’s assets were invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans.  Each participating retirement plan owned units of the Tribune Stock Fund Master Trust.  The assets of the Tribune Stock Fund Master Trust are held by the Trustee.  At December 31, 2005, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was approximately 10%.  Investment income and administrative expenses related to the Tribune

Stock Fund Master Trust were allocated to the individual plans based upon balances invested by each plan.

Effective January 1, 2006, the assets held in the Tribune Stock Fund Master Trust were transferred to the Tribune Company Master Retirement Savings Trust.

The following table presents the fair values of investments for the Tribune Stock Fund Master Trust at December 31, 2005.

Investments at fair value:	December 31, 2005
Tribune Company common stock	$611,225,492
Cash	1,784,108
Total investments	$613,009,600

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004.  A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans.  Each participating retirement plan has an interest in the Stable Value Fund Master Trust.  The assets of the Stable Value Fund Master Trust are held by the Trustee.  At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was approximately 13% and 36%, respectively.  Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic investment contracts (“synthetic GICs”) issued by insurance companies and other financial institutions.  The Stable Value Master Trust Fund provides participants principal preservation and a stable interest rate that is reset quarterly.  The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date).

Synthetic GICs simulate the performance of a traditional investment contract.  The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs.  To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit-responsive “wrapper” contracts issued by financial institutions.  These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection.  The Stable Value Fund Master Trust’s investment guidelines for synthetic GICs require that the issuing financial institutions have a minimum credit rating of “AA” or equivalent.  Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  The difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Stable Value Master Trust to transact at contract value with the insurance company and the financial institution issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment option or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit the insurance company to terminate the agreement prior to its scheduled maturity date.  However, the synthetic investment contracts generally impose conditions on both the Plan and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Stable Value Master Trust to be in default:  a breach of a material obligation under the contract, a material misrepresentation, or a material amendment to the Stable Value Master Trust agreement.  The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the Stable Value Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Stable Value Master Trust’s assets no longer covered by the contract is below contract value.  The Stable Value Master Trust may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Stable Value Master Trust may be able to do so.  The combination of the default of the issuer and inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.  If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Stable Value Master Trust the excess, if any, of contract value over market value on the date of termination.  If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Stable Value Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract.  If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefit attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the GICs based on annualized earnings was 5.05% and 4.84% in 2006 and 2005, respectively.  The average yield of the GICs based on the interest rate credited to participants was 4.41% and 4.05% in 2006 and 2005, respectively.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

	December 31,
	2006	2005
Investments:
Mortgages	$100,786,508	$91,873,061
Corporate bonds	42,160,357	49,734,425
Government bonds	37,631,710	55,138,686
Foreign bonds	–	134,678
Short-term securities	3,403,290	6,726,929
Certificate of deposit	305,578	305,578
Accounts payable, net of receivable	(291,792)	(5,870,090)
Investments at fair value	183,995,651	198,043,267
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,124,071	2,331,559
Total investments at contract value	$186,119,722	$200,374,826

Year Ended
December 31, 2006
Investment income:
Net appreciation in fair value of investments	$–
Interest	8,208,945
Total investment income	$8,208,945

Tribune Company Master Retirement Savings Trust

The Tribune Company Master Retirement Savings Trust was established effective January 1, 2006.  A portion of the Plan’s assets are invested in the Tribune Company Master Retirement Savings Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans.  Each participating retirement plan owns units of the Tribune Company Master Retirement Savings Trust.  The assets of the Tribune Company Master Retirement Savings Trust are held by the Trustee.  At December 31, 2006, the Plan’s interest in the net assets of the Tribune Company Master Retirement Savings Trust was approximately 9%.  Investment income and administrative expenses related to the Tribune Company Master Retirement Savings Trust are allocated to the individual plans based upon balances invested by each plan.

Effective January 1, 2006, the assets held in the Tribune Stock Fund Master Trust and the Plan’s Mutual Funds were transferred to the Tribune Company Master Retirement Savings Trust.

The following table presents the fair values of investments and investment income for the Tribune Company Master Retirement Savings Trust at December 31, 2006 and for the year ended December 31, 2006, respectively.

Investments at fair value:	December 31, 2006
Common Stock:
Tribune Company Stock Fund	$523,156,091
Registered investment companies:
Vanguard Institutional Index Fund	315,421,007
Vanguard Prime Money Market Fund	320,799,865
Vanguard Wellington Admiral Fund	300,898,037
Fidelity Diversified International Fund	307,887,285
Fidelity Growth & Income Portfolio Fund	216,047,205
Vanguard Explorer Admiral Fund	113,746,190
Vanguard Total Bond Market Index Fund	68,314,169
Vanguard Target Retirement Income Fund	1,701,691
Vanguard Target Retirement 2005 Fund	789,306
Vanguard Target Retirement 2010 Fund	5,863,312
Vanguard Target Retirement 2015 Fund	9,988,171
Vanguard Target Retirement 2020 Fund	6,796,971
Vanguard Target Retirement 2025 Fund	8,198,317
Vanguard Target Retirement 2030 Fund	6,755,897
Vanguard Target Retirement 2035 Fund	3,362,764
Vanguard Target Retirement 2040 Fund	1,275,984
Vanguard Target Retirement 2045 Fund	1,562,354
Vanguard Target Retirement 2050 Fund	162,409
Common/Collective Trusts
Short-Term Investment Fund	5,242,369
$2,217,969,394

Year Ended
Investment income:	December 31, 2006
Net appreciation in fair value of registered investment company funds	$147,889,458
Net appreciation in fair value of Tribune Company Stock Fund	8,137,310
Interest and dividends	52,384,807
Total investment income	$208,411,575

NOTE 6 – INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 28, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan’s ERISA counsel believes the Plan is designed to comply with, and the Plan administrator believes that the Plan is currently being operated in compliance with, the applicable requirements of the IRC.

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard.  Vanguard was the Trustee at December 31, 2005 as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions (see Note 3).  Tribune Company Master Retirement Savings Trust and participant loan transactions also qualify as party-in-interest transactions (see Note 5 and Schedule H, Line 4i).

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$232,372,559	$515,980,603
Adjustments from contract value to fair value for interest in Stable Value Fund Master Trust relating to fully benefit-responsive investment contracts	(829,758)	–
Amounts allocated to withdrawing participants	–	(1,932,502)

Net assets available for benefits per the Form 5500	$231,542,801	$514,048,101

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to the Form 5500:

Benefits paid to participants per the financial statements	$40,021,471

Add: Amounts allocated to withdrawing participants at December 31, 2006	–
Less: Amounts allocated to withdrawing participants at December 31, 2005	(1,932,502)

Benefits paid to participants per the Form 5500	$38,088,969

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of net investment income from master trust investment accounts per the financial statements for the year ended December 31, 2006, to the Form 5500:

Net investment income from master trust investment accounts per the financial statements:
Plan interest in net investment income of the Tribune Company Master Retirement Savings Trust	$25,163,462
Plan interest in net investment income of Stable Value Fund Master Trust	1,553,554
Total net investment income from master trust investment accounts	26,717,016
Adjustments from contract value to fair value for interest in Stable Value Fund Master Trust relating to fully benefit-responsive investment contracts	(829,758)

Net investment income from master investment accounts per the Form 5500	$25,887,258

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 10 – SUBSEQUENT EVENTS

On April 1, 2007, the Company’s board of directors (the “Board”), based on the recommendation of a special committee of the Board comprised entirely of independent directors, approved the Company’s entry into a series of transactions (collectively, the “Leveraged ESOP Transactions”) with a newly formed Tribune Employee Stock Ownership Plan (the “ESOP”), EGI-TRB, LLC, a Delaware limited liability company wholly owned by Sam Investment Trust , a trust established for the benefit of Samuel Zell and his family, and Samuel Zell.  The consummation of the Leveraged ESOP Transactions will, among other things, result in the following:

●	The Company’s common stock will no longer be publicly traded.
●	The Plan will no longer hold any investment in the Company’s common stock and will no longer offer the Company’s common stock as an investment option.
●
The Company will cease making contributions to the Plan on behalf of eligible participants and instead expects to make contributions to the ESOP and a yet to be formed cash balance pension plan on behalf of eligible employees of the Company.

There will, however, be no change to the eligibility requirements of the Plan, and the Company currently has no intention to terminate the Plan upon the consummation of the Leveraged ESOP Transactions.  In addition, participants will still be able to make before-tax contributions of up to 100% of their eligible compensation (as defined in the Plan), subject to Plan and IRS limits.

The consummation of the Leveraged ESOP Transactions is subject to a number of conditions, including shareholder and regulatory approval, and there can be no assurance that these conditions will be satisfied.  More detailed information regarding the Leveraged ESOP Transactions can be found in the Company’s filings with the Securities and Exchange Commission.

TIMES MIRROR SAVINGS PLUS PLAN
EIN: 36-1880355 PLAN: 009
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Market
	Identity of Issuer or Borrower	Description	Cost	Value

	Fidelity Stable Value Fund Master Trust	Master Trust	**	$ 23,919,436

*	Tribune Company Master Retirement Savings Trust	Master Trust	**	205,745,339

*	Participant loans	Loans to participants (maturities range from
1 to 30 years, interest rates range from 4.0%
		to 9.5%)	**	1,878,026

	Total Assets (Held at End of Year)			$ 231,542,801

* Party-in-interest
** Cost is not required for participant directed assets

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-90727, 33-21853, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70692, 333-70696, 333-118280, 333-118281, 333-118282, 333-118283, 333-118284) of Tribune Company of our report dated June 27, 2007 relating to the financial statements and supplemental schedule of the Times Mirror Savings Plus Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 27, 2007